UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On October 5, 2011, CIBT Education Group Inc. (the “Company”) issued a news release announcing that it had launched a hospitality management program, in collaboration with the Open University of China, that allows North American students to learn Chinese, earn a hospitality diploma or certificate from the American Hotel Lodging Educational Institute, and complete a six-month internship experience at 5-star hotels in China with pay, room and board provided.

A copy of the news release is attached hereto.

EXHIBITS

Number	Description of Exhibit
99.1	October 5, 2011 News Release – “CIBT Launches Study and Work Hospitality Management Program in China”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: October 6, 2011	By:	/s/ Toby Chu
Toby Chu
President and Chief Executive Officer